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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 49740

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING February 1, 2011 (MM/DD/YY) AND ENDING January 31, 2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: G.W. Sherwold Associates, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

22994 El Toro Road
(No. and Street)

Lake Forest	California	92630
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Gary W. Sherwold (949) 470-0700
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Breard & Associates, Inc. Certified Public Accountants
(Name – *if individual, state last, first, middle name*)

9221 Corbin Avenue, Suite 170	Northridge	California	91324
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Gary W. Sherwold, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of G.W. Sherwold Associates, Inc., as of January 31, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

State of CALIFORNIA
County of ORANGE
Subscribed ans sworn to (or affirmed) before me on this 6TH day of MARCH, 2012 by GARY W. SHERWOLD proved to me on the basis of satisfactory evidences to be the person who appeared beofre me.

Notary Public

Signature

PRESIDENT
Title


THOMAS P. FLYNN II
COMM. # 1919835
NOTARY PUBLIC-CALIFORNIA
ORANGE COUNTY
MY COMM. EXP. DEC. 16, 2014

This report ** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Changes in Financial Condition.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [X] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [X] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Independent Auditor's Report

Board of Directors
G. W. Sherwold Associates Inc.:

We have audited the accompanying statement of financial condition of G. W. Sherwold Associates Inc. (the Company) as of January 31, 2012, and the related statements of income, changes in stockholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of G. W. Sherwold Associates Inc. as of January 31, 2012, and the results of its income and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Breard & Associates, Inc.

Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
March 20, 2012

9221 Corbin Avenue, Suite 170, Northridge, California 91324
phone 818.886.0940 *fax* 818.886.1924 *web* www.baicpa.com
Los Angeles New York Oakland Seattle

WE FOCUS & CARE

G. W. Sherwold Associates Inc.
Statement of Financial Condition
January 31, 2012

Assets

Cash	$	194,043
Accounts receivable		4,403
Property and equipment, net		21,329
Receivable from related parties		67,500
Total assets	$	287,275

Liabilities and Stockholder's Equity

Liabilities

Accounts payable and accrued expenses	$	98,291
Income taxes payable		6,314
Payroll taxes payable		12,480
Total liabilities		117,085
Commitments and contingencies		

Stockholder's equity

Common stock, no par value, 100,000 shares authorized, 1,010 shares issued and outstanding		1,010
Additional paid-in capital		9,552
Retained earnings		159,628
Total stockholder's equity		170,190
Total liabilities and stockholder's equity	$	287,275

The accompanying notes are an integral part of these financial statements.

G. W. Sherwold Associates Inc.
Statement of Income
For the Year Ended January 31, 2012

Revenues	
Commissions	$ 1,120,216
Total revenues	1,120,216
Expenses	
Employee compensation and benefits	509,443
Administrative fees	145,870
Occupancy	201,100
Professional fees	8,294
Other operating expenses	190,286
Total expenses	1,054,993
Net income (loss) before income tax provision	65,223
Income tax provision	7,114
Net income (loss)	$ 58,109

The accompanying notes are an integral part of these financial statements.

G. W. Sherwold Associates Inc.

Statement of Changes in Stockholder's Equity

For the Year Ended January 31, 2012

	Common Stock		Additional Paid-in Capital		Retained Earnings		Total	
Balance at January 31, 2011	$	1,010	$	9,552	$	101,519	$	112,081
Net income (loss)		-		-		58,109		58,109
Balance at January 31, 2012	$	1,010	$	9,552	$	159,628	$	170,190

The accompanying notes are an integral part of these financial statements.

G. W. Sherwold Associates Inc.
Statement of Changes in Liabilities Subordinated
to the Claims of General Creditors
For the Year Ended January 31, 2012

	Amount
Balance at January 31, 2011	$ -
Increase:	-
Decrease:	-
Balance at January 31, 2012	$ -

The accompanying notes are an integral part of these financial statements.

G. W. Sherwold Associates Inc.
Statement of Cash Flows
For the Year Ended January 31, 2012

Cash flow from operating activities:		
Net income (loss)		$ 58,109
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:		
Depreciation expense	$ 8,158	
(Increase) decrease in assets:		
Accounts receivable	6,068	
Receivable from related parties	(34,400)	
Increase (decrease) in liabilities:		
Accounts payable and accrued expenses	(1,660)	
Income taxes payable	2,623	
Payroll taxes payable	6,391	
Total adjustments		(12,820)
Net cash provided by (used in) operating activities		45,289
Net cash provided by (used in) in investing activities		-
Net cash provided by (used in) financing activities		-
Net increase (decrease) in cash		45,289
Cash at beginning of year		148,754
Cash at end of year		$ 194,043
Supplemental disclosure of cash flow information:		
Cash paid during the year for:		
Interest	$ -	
Income taxes	$ 800	

The accompanying notes are an integral part of these financial statements.

G. W. Sherwold Associates Inc.
Notes to Financial Statements
January 31, 2012

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

G. W. Sherwold Associates Inc. (the "Company") was incorporated in the State of California on April 14, 1994. The Company is a registered broker-dealer in securities under the Securities and Exchange Act of 1934, a member of the Financial Industry Regulatory Authority ("FINRA"), and the Securities Investor Protection Corporation ("SIPC").

The Company is engaged in business as a securities broker-dealer, that provides several classes of services, including the sale of variable life annuities and mutual funds.

The Company is affiliated through common ownership with Associated Suites, Ltd. ("Associated").

Under its membership agreement with FINRA and pursuant to Rule 15c3-3(k)(2)(ii), the Company conducts business on a fully disclosed basis and does not execute or clear securities transactions for customers. Accordingly, the Company is exempt from the requirement of Rule 15c3-3 under the Securities Exchange Act of 1934 pertaining to the possession or control of customer assets and reserve requirements.

Summary of Significant Accounting Policies

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Accounts receivable are stated at face amount with no allowance for doubtful accounts. An allowance for doubtful accounts is not considered necessary because probable uncollectible accounts are immaterial.

The Company introduced all of its securities transactions on a "subscription way basis", whereby all customers' securities applications and checks are submitted directly to the mutual fund company or variable annuity provider. As of January 31, 2012, accounts receivable representing receivable from mutual fund and variable annuity providers totaled $4,403.

G. W. Sherwold Associates Inc.
Notes to Financial Statements
January 31, 2012

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Securities transactions are recorded on a settlement date basis with related commission income and expenses also recorded on a settlement date basis. Accounting principles generally accepted in the United States of America require transactions to be recorded on a trade date basis, however there is no material difference between trade date and settlement date for the Company.

Property and equipment are stated at cost. Repairs and maintenance to these assets are charged to expense as incurred; major improvements enhancing the function and/or useful life are capitalized. When items are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gains or losses arising from such transactions are recognized.

The Company accounts for its income taxes in accordance with FASB ASC 740, Income Taxes. This standard requires the establishment of a deferred tax asset or liability to recognize the future tax effects of transactions that have not been recognized for tax purposes, including taxable and deductible temporary differences as well as net operating loss and tax credit carryforwards. Deferred tax expenses or benefits are recognized as a result of changes in the tax basis of an asset or liability when measured against its reported amount in the financial statements.

Advertising and marketing costs are expensed as incurred. For the year ended January 31, 2012, the Company included $2,194 in other operating expenses.

The Company has evaluated events subsequent to the balance sheet date for items requiring recording or disclosure in the financial statements. The evaluation was performed through March 20, 2012, which is the date the financial statements were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

Note 2: PROPERTY AND EQUIPMENT, NET

Property and equipment are recorded net of accumulated depreciation and summarized by major classification as follows:

			Useful Life
Computers	$	30,407	7
Office furniture and equipment		158,908	5
Leasehold improvements		63,329	7

G. W. Sherwold Associates Inc.
Notes to Financial Statements
January 31, 2012

Note 2: PROPERTY AND EQUIPMENT, NET (Continued)

Total cost of property and equipment	252,644
Less: accumulated depreciation	(231,315)
Property and equipment, net	$ 21,329

Depreciation expense for the year ended January 31, 2012 was $8,158.

Note 3: INCOME TAXES

The provision for income tax expense (benefit) is composed of the following:

	Current
Federal	$ -
State	7,114
Total income tax expense (benefit)	$ 7,114

At January 31, 2012, the Company has unused net operating loss carryforwards which may be applied against future taxable income. These carryforwards result in a deferred tax asset of approximately $5,057. The period over which they may be utilized is limited under the tax law to specific term of years. The amount of the unused net operating loss carryforwards and the year of their expiration is as follows:

Unused operating loss carryforward	Expiration for the year end January 31
$ 33,716	2030
$ 33,716	

A 100% valuation allowance has been established against this asset since management cannot determine if it is more likely than not the asset will be realized.

Note 4: RETIREMENT PLAN

The Company has a defined contribution plan ("Plan") covering substantially all of its employees. Employees are required to have attained the age of 21 and to have completed one year of service in order to be eligible to participate in the Plan. The Plan does not provide for matching contributions from the employer, but may make annual discretionary contributions to the Plan. For the year ended January 31, 2012, the Company did not make any contributions.

Note 5: RELATED PARTY TRANSACTIONS

In December of 2006, the Company entered into a service agreement with Associated for certain business management services for the Company. During the year ended January 31, 2012, the Company also entered into an expense sharing agreement whereby the Company reimburses Associated for certain administrative services. Under these agreements, for the year ended January 31, 2012, the Company paid $145,870 for administrative fees which is reflected on the Statement of Income.

The Company also has a month-to-month office lease agreement with Associated. Total occupancy expense for the year ended January 31, 2012, was $201,100.

For the year ended January 31, 2012, a total of $48,100 is owed by the Company's sole shareholder and is included in receivables from related party on the Statement of Financial Condition.

During the year ended January 31, 2012, the Company advanced one of its employees $20,000. Under terms of a promissory note dated December 21, 2011, the loan is to be paid back in 36 months and accrues interest on the remainder of the principal loan at a rate of three percent per annum. The balance of the loan as of January 31, 2012 is $19,400, also included under receivables from related party on the Statement of Financial Condition.

It is possible that the terms of certain of the related party transactions are not the same as those that would result for transactions among wholly unrelated parties.

Note 6: CONCENTRATIONS OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counter-parties primarily include broker-dealers, banks, and other financial institutions. In the event counter-parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter-party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter-party.

Note 7: COMMITMENTS AND CONTINGENCIES

Commitments

The Company entered into two lease agreements for office equipment under a sixty month, non-cancellable lease commencing in September of 2011. One lease allows for an early buy-out after 60 months (5 years) at a cost of $1.

G. W. Sherwold Associates Inc.

Notes to Financial Statements

January 31, 2012

Note 7: COMMITMENTS AND CONTINGENCIES (Continued)

At January 31, 2012, the minimum annual payments are as follows:

Year Ending January 31,		
2013	$	4,913
2014		4,913
2015		4,913
2016		4,913
2017		2,866
2018 & thereafter		-
	$	22,518

During the year ended January 31, 2012, the Company paid $2,047 for leased equipment under these agreements.

Note 8: RECENTLY ISSUED ACCOUNTING STANDARDS

In June of 2009, the Financial Accounting Standards Board (the "FASB") implemented a major restructuring of U.S. accounting and reporting standards. This restructuring established the Accounting Standards Codification ("Codification" or "ASC") as the source of authoritative accounting principles ("GAAP") recognized by the FASB. The principles embodied in the Codification are to be applied by nongovernmental entities in the preparation of financial statements in accordance with generally accepted accounting principles in the United States. New accounting pronouncements are incorporated into the ASC through the issuance of Accounting Standards Updates ("ASUs").

For the year ending January 31, 2012, various ASUs issued by the FASB were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year then ended. The Company has reviewed the following ASU releases to determine relevance to the Company's operations:

ASU No.	Title	Effective Date
2010-29	Business Combinations (Topic 805): Disclosure of Supplementary Pro Forma Information for Business Combinations (December 2010).	After December 15, 2010
2011-04	Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IRFSs (May 2011).	After December 15, 2011

Note 8: RECENTLY ISSUED ACCOUNTING STANDARDS

(Continued)

2011-05	Comprehensive Income (Topic 220): Presentation of Comprehensive Income (June 2011).	After December 15, 2011
2011-08	Intangibles - Goodwill and Other (Topic 350): Testing Goodwill for Impairment (September 2011).	After December 15, 2011

The Company has either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they may have on the Company's financial statements. In most cases, management has determined that the pronouncement has either limited or no application to the company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.

Note 9: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. Net capital and aggregate indebtedness change day to day, but on January 31, 2012, the Company had net capital of $81,361 which was $73,555 in excess of its required net capital of $7,806; and the Company's ratio of aggregate indebtedness ($117,085) to net capital was 1.44 to 1, which is less than the 15 to 1 maximum allowed.

Note 10: RECONCILIATION OF AUDITED NET CAPITAL TO UNAUDITED FOCUS

There is a difference of $6,314 between the computation of net capital under net capital SEC Rule 15c3-1 and the corresponding unaudited FOCUS part IIA.

Net capital per unaudited schedule		$ 87,675
Adjustments:		
Retained earnings	$ (16,292)	
Non-allowable assets	9,978	
Total adjustments		(6,314)
Net capital per audited statements		$ 81,361

G. W. Sherwold Associates Inc.
Schedule I - Computation of Net Capital Requirements
Pursuant to Rule 15c3-1
As of January 31, 2012

Computation of net capital		
Common stock	$ 1,010	
Additional paid-in capital	9,552	
Retained earnings	159,628	
Total stockholder's equity		$ 170,190
Less: Non-allowable assets		
Property and equipment, net	(21,329)	
Receivable from related parties	(67,500)	
Total non-allowable assets		(88,829)
Net capital		81,361
Computation of net capital requirements		
Minimum net capital requirements		
6 2/3 percent of net aggregate indebtedness	$ 7,806	
Minimum dollar net capital required	$ 5,000	
Net capital required (greater of above)		(7,806)
Excess net capital		$ 73,555
Ratio of aggregate indebtedness to net capital	1.44 : 1	

There was a difference of $6,314 between net capital computation shown here and the net capital computation shown on the Company's unaudited Form X-17A-5 report dated January 31, 2012 (See Note 10).

G. W. Sherwold Associates Inc.
Schedule II - Computation for Determining of Reserve
Requirements Pursuant to Rule 15c3-3
As of January 31, 2012

A computation of reserve requirements is not applicable to G. W. Sherwold Associates Inc. as the Company qualifies for exemption under Rule 15c3-3(k)(2)(ii).

See independent auditor's report

G. W. Sherwold Associates Inc.
Schedule III - Information Relating to Possession or Control
Requirements Pursuant to Rule 15c3-3
As of January 31, 2012

Information relating to possession or control requirements is not applicable to G. W. Sherwold Associates Inc. as the Company qualifies for exemption under Rule 15c3-3(k)(2)(ii).

G. W. Sherwold Associates Inc.

Supplementary Accountant's Report

on Internal Accounting Control

Report Pursuant to Rule 17a-5

For the Year Ended January 31, 2012



BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors
G. W. Sherwold Associates Inc.:

In planning and performing our audit of the financial statements of G. W. Sherwold Associates Inc. (the Company), as of and for the year ended January 31, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

9221 Corbin Avenue, Suite 170, Northridge, California 91324
phone 818.886.0940 *fax* 818.886.1924 *web* www.baicpa.com
Los Angeles New York Oakland Seattle

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at January 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
March 20, 2012

G. W. Sherwold Associates Inc.

Report on the SIPC Annual Assessment

Pursuant to Rule 17a-5 (e) 4

For the Year Ended January 31, 2012



BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors
G. W. Sherwold Associates Inc.

Pursuant to Rule 17a-5 (e) (4) of the Securities Exchange Act of 1934, we have performed the following procedures with respect to the accompanying schedule (Form SIPC-7) of Securities Investor Protection Corporation assessments and payments of G. W. Sherwold Associates Inc. ("the Company") for the year ended January 31, 2012. Our procedures were performed solely to assist the Company in complying with Rule 17a-5 (e) (4), and our report is not to be used for any other purpose. The procedures we performed are as follows:

1. Compared listed assessment payments with respective cash disbursements records entries;

2. Compared amounts reported on the unaudited Form X-17A-5 for the year ended January 31, 2012, with the amounts reported in General Assessment Reconciliation (Form SIPC-7);

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers;

4. Proved the arithmetical accuracy of the calculations in the Form SIPC-7 and in the related schedules and working papers supporting adjustments; and

5. Compared the amount of any overpayment applied with the Form SIPC-7 on which it was computed.

Because the above procedures do not constitute an examination made in accordance with generally accepted auditing standards, we do not express an opinion on the schedule referred to above.

In connection with the procedures referred to above, nothing came to our attention that caused us to believe that the amounts shown on the Form SIPC-7 were not determined in accordance with applicable instructions and forms. This report relates only to schedules referred to above and does not extend to any financial statements of G. W. Sherwold Associates Inc. taken as a whole.

Breard & Associates, Inc.

Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
March 20, 2012

G. W. Sherwold Associates Inc.
Schedule of Securities Investor Protection Corporation
Assessments and Payments
For the Year Ended January 31, 2012

		Amount
Total assessment	$	1,354
SIPC-6 general assessment Payment made on August 15, 2011		(696)
SIPC-7 general assessment Payment made on February 23, 2012		(658)
Total assessment balance (overpayment carried forward)	$	-